UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

LAWSON SOFTWARE, INC.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

520780 10 7

(CUSIP Number)

Bruce B. McPheeters, Esq.

General Counsel, Secretary and Senior Vice President of Administration

Lawson Software, Inc.

380 Saint Peter Street

St. Paul, Minnesota 55102-1302

(651) 767-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 520780 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lawson Family Investment Company, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,764,590

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 12,764,590

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,764,590

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.8%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) H. Richard Lawson and Patricia Lawson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,386,375 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,386,375 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,386,375 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.4%

14.	Type of Reporting Person (See Instructions) IN

(1)           Includes 12,764,590 shares held by the Lawson Family Investment Company, Ltd. over which Reporting Persons share voting and dispositive control, 1,589,571 shares held by H. Richard Lawson and Patricia Lawson as tenants in common and 32,214 shares held by H. Richard Lawson in the Lawson Software 401(k) plan.

This Amendment No. 4 (the “Amendment”) amends the statement on Schedule 13D filed by H. Richard Lawson with the Securities and Exchange Commission on December 17, 2001,  Amendment No. 1 thereto dated February 5, 2003, Amendment No. 2 thereto dated January 29, 2004, and Amendment No. 3 thereto dated February 10, 2005 (the “Statement”).  This Amendment supplements and, to the extent inconsistent therewith, amends the information set forth in the Statement.

Item 1.	Security and Issuer

This statement relates to the common stock of Lawson Software, Inc. (the “Issuer”). The Issuer is a Delaware corporation with a principal executive office located at 380 Saint Peter Street, St. Paul, Minnesota 55102-1302.

Item 2.	Identity and Background
(a) Name: This statement is filed on behalf of H. Richard Lawson and the Lawson Family Investment Company, Ltd. (the “Reporting Persons”).
(b) Business Address: c/o Lawson Software, Inc., 380 Saint Peter Street, St. Paul, Minnesota 55102-1302.
(c) Present Principal Occupation: H. Richard Lawson is Chairman of the Board of Directors of the Issuer.
(d) Convictions in the last 5 years: The Reporting Persons have not been convicted in a criminal proceeding.

(e)    Securities law violations in the last 5 years: The Reporting Persons have not been a party to a civil proceeding as a result of which he has been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: The Reporting Persons are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The information previously reported in this Item of the Statement with respect to the source of funds for the Reporting Persons’ investment in securities of the Issuer is incorporated by reference herein.

Item 4.	Purpose of Transaction
The information previously reported in this Item of the Statement with respect to the purpose of the Reporting Persons’ investment in securities of the Issuer is incorporated by reference herein.

The Reporting Persons have previously adopted a written plan for the purpose of selling limited amounts of their equity holdings in the Issuer. The written plan was adopted in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934. This sales plan allows the Reporting Persons to monetize and gradually diversify a minority portion of their equity holdings.  Under this sales plan, the Reporting Persons may sell up to 1,750,000 shares over a period ending August 28, 2005.

Item 5.	Interest in Securities of the Issuer

(a)    As of May 6, 2005, the Reporting Persons are deemed to be the beneficial owner of 14,386,375 shares (the “Shares”) of the Issuer’s Common Stock.  These Shares represent approximately 14.4% of the Issuer’s outstanding Common Stock (based upon 99,801,000 outstanding shares as of February 28, 2005).

(b)    The Reporting Persons share voting and dispositive power with respect to 12,764,590 shares held by the Lawson Family Investment Company, Ltd.,  1,589,571 shares held by H. Richard Lawson and Patricia Lawson as tenants in common, and 32,214 shares held by H. Richard Lawson in the Lawson Software 401(k) plan.

(c) During the 60 day period preceding the filing of this report, the Lawson Family Investment Company, Ltd. Has not sold any aggregate shares of the Issuer’s Common Stock.
The Reporting Persons have not effected any transactions in the shares of the Issuer’s Common Stock during the past sixty (60) days.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7.	Material to Be Filed as Exhibits
The information previously reported in this Item of the Statement with respect to exhibits is incorporated by reference herein.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 10, 2005

/s/ H. Richard Lawson
H. Richard Lawson, Individually

/s/ Patricia Lawson
Patricia Lawson, Individually

LAWSON FAMILY INVESTMENT COMPANY, LTD.

By:	/s/ H. Richard Lawson
H. Richard Lawson